

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

Via E-mail
Mr. Jeffrey G. McGonegal
Chief Executive Officer and Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

Re: Riot Blockchain, Inc.
Form 8-K
Exhibit No. 10.1 Sales and Purchase Agreement
Filed December 4, 2019
File No. 001-33675

Dear Mr. McGonegal:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance